[redacted]

SECURI

17006233

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section [redacted] Washington DC 406

SEC File Number
8-13975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section FEB 28 2017 Washington DC 406

NAME OF BROKER-DEALER:
Principal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines	IA	50392-0200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Christensen 515-248-5985
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Principal Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Principal Securities, Inc.

We have audited the accompanying statement of financial condition of Principal Securities, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Securities, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2017

Principal Securities, Inc
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	**14,475,062**
Receivables from:		
Affiliates		**4,033,192**
Others		**2,402,256**
Prepaid expenses		**508,661**
Capitalized computer software development costs		**885,636**
Income taxes receivable		**3,425,428**
Net deferred income taxes		**1,664,679**
Total assets	$	**27,394,914**
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	**730,138**
Accounts payable		**3,571,951**
Payables to:		
Principal Life Insurance Company		**3,995,201**
Other affiliates		**1,886,470**
Total liabilities		**10,183,760**
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)		**400,000**
Additional paid-in capital		**25,731,452**
Retained earnings (deficit)		**(8,920,298)**
Total stockholder's equity		**17,211,154**
Total liabilities and stockholder's equity	$	**27,394,914**

See accompanying notes.

Principal Securities, Inc
Statement of Operations
Year ended December 31, 2016

Brokerage revenues:	
Commissions:	
Principal Mutual Funds	$ 7,570,186
Other mutual funds	11,107,639
General securities	23,119,230
Fee Based	51,011,902
Outside managed	4,405,613
Variable annuities and flexible variable life policies	4,402,896
Distribution and shareholder servicing fees	23,877,117
Retirement plan revenue	153,831,372
Total brokerage revenues	279,325,955
Less commission – related expenses:	
Principal Mutual Funds	4,823,063
Other mutual funds	7,670,077
General securities	15,062,731
Fee Based	28,683,202
Outside managed	3,456,930
Variable annuities and flexible variable life policies	3,207,074
Distribution fees	8,879,953
Field personnel allocated expenses	7,307,787
Other distribution expenses	11,974,700
Retirement plan expenses	153,831,372
Total commission – related expenses	244,896,889
Net brokerage revenues	34,429,066
Other revenues:	
Other revenue	2,375
Interest	140
Total other revenues	2,515
Operating expenses:	
Salaries and benefits	34,136,946
General and administrative expenses	17,499,898
Total operating expenses	51,636,844
Loss from operations before income taxes	(17,205,263)
Income tax benefit	(6,729,301)
Net loss	$ (10,475,962)

See accompanying notes.

Principal Securities, Inc
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2016	400,000	15,965,901	1,666,250	18,032,151
Net loss	–	–	(10,475,962)	(10,475,962)
Capital contributions from Parent		7,950,000		7,950,000
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,815,551	(110,586)	1,704,965
Balance at December 31, 2016	$ 400,000	$ 25,731,452	$ (8,920,298)	$ 17,211,154

See accompanying notes.

Principal Securities, Inc
Statement of Cash Flows
December, 31, 2016

Operating activities	
Net loss	**$ (10,475,962)**
Adjustments to reconcile net income to net cash used in operating activities:	
Allocation of stock-based compensation	**1,815,551**
Equity distribution in the form of common stock to employees	**(110,586)**
Deferred income taxes	**(27,868)**
Changes in operating assets and liabilities:	
Capitalized computer software	**292,849**
Due from others and prepaid expenses	**(426,054)**
Due to Principal Life Insurance Company	**12,520**
Due to/from affiliates	**726,643**
Commissions payable, accounts payable, and income taxes recoverable	**(2,136,641)**
Net cash used in operating activities	**(10,329,548)**
Financing activities	
Capital contributions from Principal Financial Services, Inc.	**7,950,000**
Net cash received in financing activities	**7,950,000**
Net decrease in cash and cash equivalents	**(2,379,548)**
Cash and cash equivalents beginning of year	**16,854,610**
Cash and cash equivalents end of year	**$ 14,475,062**

See accompanying notes.

1. Organization and Nature of Business

Principal Securities, Inc. ("the Company") is an introducing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in the sale of shares of mutual funds, including open-end investment companies ("Principal Mutual Funds") organized by Principal Life Insurance Company ("PLIC"), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by PLIC.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis. Additionally, the Company pays to the selling representatives a portion of these fees. Such fees are booked as expense in the month the revenue is earned.

Capitalized Computer Software

Applicable internally developed, purchased or leased internal use software costs that exceed set thresholds are capitalized. The capitalization period covers the span of time from the design of the chosen alternative, through coding, testing, and putting a project into production. Capitalization ends when the software is ready for its intended use. Amortization begins when the software is ready for its intended use, and is amortized over the life of the software. For GAAP reporting purposes, an estimated useful life of four years is used.

Retirement Plan Revenue and Expense

Retirement Plan Revenue and Retirement Plan Expense within the statements of operations represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense at the same time as the revenue is earned.

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

2. Significant Accounting Policies (continued)

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements of $3,665,575 in 2016. The Company's income tax receivable balance is due from PFG.

3. Income Taxes (continued)

Our income tax expense was as follows for the year ended December 31, 2016:

Current income taxes:		
U.S. Federal	$	(5,373,662)
State		(1,327,771)
Total current income taxes		(6,701,433)
Deferred income taxes:		
U.S. Federal	$	(22,322)
State		(5,546)
Total deferred income taxes		(27,868)
Total income taxes	$	(6,729,301)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2016:

U.S. corporate income tax rate	35.0%
State tax	5.0
Nondeductible meals and entertainment	(0.1)
Fines and penalties	(0.4)
Employee benefits and related items	(0.4)
Effective income tax rate	39.1%

3. Income Taxes (continued)

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2016 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2016.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows for the year ended December 31, 2016:

Deferred income tax assets:		
Stock compensation	$	**1,015,167**
Employee benefits		**767,255**
Other deferred income tax assets		**86,738**
Total deferred income tax assets		**1,869,160**
Deferred income tax liabilities:		
Prepaid Expenses		**(204,481)**
Total deferred income tax (liabilities)		**(204,481)**
Total net deferred income tax assets	$	**1,664,679**

In management's judgment, total deferred income tax assets are more likely than not to be realized.

3. Income Taxes (continued)

Other Tax Information

The Internal Revenue Service ("IRS") completed its examinations of all tax years prior to 2009. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and for tax years 2006 through 2008 in 2015. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012, for 2011 during the first quarter of 2013 and for 2012 during the third quarter of 2015. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, the clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had defined net capital of $5,572,996, which was $4,894,078 in excess of its required net capital of $678,918. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $21 at December 31, 2016, as required under Rule 15c3-3(k)(2)(ii), designated "Special Account for the Exclusive Benefit of Customers."

5. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by PLIC.
- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2016 were $51,871,595.

PFG has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $1,815,551 to the Company for the year ended December 31, 2016. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $7,950,000 at December 31, 2016.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Contracts

Principal Securities, Inc. intends to convert our Fully Disclosed Clearing and Managed Investment platforms from Pershing LLC and Pershing Managed Investments (collectively Pershing) to Fidelity Custody and Clearing Services (FCCS) and Envestnet effective October 19, 2017. We have notified Pershing of our intent to terminate our existing contract and we will be required to pay a termination fee of approximately $2,000,000 at the time of termination. We have accrued for the expected termination payment to Pershing in the accompanying financial statements.

Principal Securities is currently reviewing all agreements associated with onboarding FCCS. One contract has been signed (Fully Disclosed Clearing Agreement) while others are in various stages of work (Managed Account Services Agreement, Technology Product and Services Agreement, and Anti-Money Laundering Agreement). Our intentions are to reach agreement on all contracts and to be utilizing FCCS in October of 2017.

Supplementary Information

Principal Securities, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2016

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$17,211,154
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		17,211,154
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		17,211,154
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$11,570,160	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	18,611	(11,588,771)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$5,622,383
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	49,387	
D. Undue concentration	–	
E. Other	–	(49,387)
10. Net Capital		$5,572,996

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$678,918
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	678,918
14. Excess net capital (line 10 less 13)	4,894,078
15. Net Capital less greater of 10% of line 19 or 120% of line 12	4,554,620

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$10,183,760
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts (List)	–	–
19. Total aggregate indebtedness		10,183,760
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		182.73%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2016.

Principal Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2016

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation	X
D. (k)(3) – Exempted by order of the Commission	______

Principal Securities, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2016

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that Rule.

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Principal Securities, Inc.

We have reviewed management's statements, included in the accompanying Principal Securities, Inc. Exemption Report, in which (1) Principal Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Principal Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Principal Securities, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
   a. **No findings were found as a result of applying the procedure.**

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.
   a. **No findings were found as a result of applying the procedure.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

Principal Securities, Inc. Exemption Report

Covering the Period January 1 – December 31, 2016

Principal Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii) – All Customer transactions cleared through another broker-dealer on a fully disclosed basis.

(2) The Company fully met the identified exemption provisions in 17 C.F.R. 240 15c3-3(k) throughout the period from January 1, 2016 to December 31, 2016, except as described in *Attachment A.*

Principal Securities, Inc.

I, Scott Christensen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott Christensen

Scott Christensen, Chief Financial Officer

February 24, 2017

ATTACHMENT A

Date Received	Date Deposited	Account Number	Amount
01/06/16	01/06/16	4FR951040	$13,825.75
01/12/16	01/12/16	10R099093	$77,987.69
01/12/16	01/12/16	4FR186415	$75,000.00
01/12/16	01/12/16	4FR187140	$10,000.00
01/13/16	01/13/16	4FR755664	$1,313.89
01/13/16	01/13/16	4FR753693	$2,398.39
01/13/16	01/13/16	4FR753677	$1,403.83
01/14/16	01/14/16	z29001965, z29001957, z29001940	$1,500.00
01/15/16	01/15/16	4FR067474	$17,999.68
01/15/16	01/15/16	4FR187389	$40,000.00
01/15/16	01/15/16	6FR533853	$20,000.00
01/21/16	01/22/16	AF2012942	$25,000.00
01/26/16	01/26/16	13Z046933	$250.00
01/26/16	01/26/16	6FR473936	$59,000.00
01/26/16	01/26/16	4FR188213	$52,000.00
01/26/16	01/26/16	4FR164297	$100.00
01/28/16	01/28/16	6FR544678	$250.00
01/28/16	01/28/16	6FR936817	$415.00
01/28/16	01/28/16	13Z052162	$500.00
01/28/16	01/28/16	13Z052154	$500.00
01/28/16	01/28/16	13Z052139	$500.00
01/29/16	01/29/16	6FR649188	$33,534.34
02/02/16	02/02/16	4FR181721	$100,000.00
02/02/16	02/04/16	N8R059187	$100,000.00
02/02/16	02/03/16	4FR955876	$13,331.12
02/03/16	02/03/16	4FR955937	$946.10
02/04/16	02/04/16	4fr956130	$11,000.00
02/05/16	02/05/16	7ML526410	$5,190.14
02/05/16	02/05/16	N8R059328	$510,000.00
02/08/16	02/09/16	7ML661209	$6,863.61
02/09/16	02/09/16	Z29008937	$1,000.00
02/12/16	02/12/16	4FR957344	$271,547.01
02/15/16	02/16/16	13J125438	$18,000.00
02/16/16	02/18/16	AP9050034	$150,000.00
02/19/16	02/19/16	4fr110241	$122,895.00
02/23/16	02/23/16	4FR080303	$15,000.00
02/23/16	02/23/16	10R092890	$20,897.39
02/24/16	02/24/16	4FR959498	$5,500.00
02/26/16	02/26/16	4FR668594	$4,977.68
03/02/16	03/03/16	4FR190813	$500.00
03/02/16	03/03/16	4FR190854	$123,380.58
03/02/16	03/07/16	4FR960975	$5,000.00
03/03/16	03/03/16	4FR961205	$5,500.00
03/04/16	03/07/16	4FR191084	$152,447.16
03/04/16	03/04/16	4FR191068	$10,000.00

03/04/16	03/04/16	4FR191134	$25,000.00
03/07/16	03/07/16	4FR191233	$120,000.00
03/09/16	03/09/16	AP9036074	$1,800.00
03/09/16	03/09/16	10R067314	$7,800.00
03/10/16	03/10/16	10R513655	$64,072.41
03/11/16	03/11/16	10R068510	$296,922.00
03/14/16	03/17/16	AF2013064	$59,524.00
03/14/16	03/14/16	AF2522064	$6,500.00
03/14/16	03/14/16	AF2522056	$6,500.00
03/14/16	03/14/16	AP9511985	$4,137.03
03/14/16	03/14/16	AP9511985	$17,424.65
03/14/16	03/14/16	AP9511985	$630.45
03/22/16	03/22/16	4FR958524	$15,283.18
03/24/16	03/24/16	13J130115	$4,808.51
03/24/16	03/24/16	4FR803084	$2,230.00
03/25/16	03/29/16	4FR964928	$1,251.37
03/25/16	03/29/16	4FR964944	$2,000.00
03/29/16	03/29/16	AP9050661	$344,708.55
03/30/16	03/30/16	4FR965891	$2,000.00
04/05/16	04/05/16	4FR192702	$15,000.00
04/12/16	04/12/16	4FR967780	$13,000.00
04/13/16	04/13/16	4FR192645	$20,000.00
04/14/16	04/14/16	AP9050901	$265,000.00
04/14/16	04/14/16	AP9050893	$350,000.00
04/15/16	04/15/16	4FR968614	$17,000.00
04/22/16	04/22/16	6FR469918	$37,500.00
04/22/16	04/22/16	4FR859540	$5,500.00
04/25/16	04/25/16	6FR996670	$6,500.00
04/26/16	04/26/16	4FR970859	$50.00
05/02/16	05/04/16	4FR196828	$50,000.00
05/04/16	05/04/16	6FR831497	$1,000.00
05/09/16	05/10/16	10R105189	$55,481.11
05/11/16	05/11/16	13j064744	$50.00
05/16/16	05/16/16	4FR973416	$6,149.46
05/19/16	05/19/16	6FR456626	$300.00
05/20/16	05/20/16	N8R054535	$15,000.00
06/06/16	06/06/16	4FR197271	$18,000.00
06/06/16	06/06/16	4FR198832	$5,000.00
06/06/16	06/06/16	4FR198824	$5,000.00
06/13/16	06/13/16	4FR049985	$100,000.00
06/13/16	06/15/16	4FR199491	$60,000.00
06/14/16	06/14/16	4FR199624	$3,500.00
06/16/16	06/16/16	4FR970875	$11,710.65
06/27/16	06/28/16	7ML607798	$70.00
06/28/16	06/28/16	4FR210611	$3,000.00
06/30/16	07/01/16	Z29009141	$150.00
07/07/16	07/07/16	4FR544308	$35.00

07/12/16	07/13/16	AP9536693	$1,637.39
07/15/16	07/18/16	n8r060953	$170,000.00
07/15/16	07/18/16	n8r060953	$250,013.18
07/15/16	07/15/16	4FR980866	$11,942.93
08/01/16	08/01/16	4FR138820	$130,138.20
08/11/16	08/11/16	4FR107403	$12,500.00
09/27/16	09/27/16	4fr162721	$122.10
09/27/16	09/27/16	4fr162721	$449.37
09/28/16	09/28/16	AP9054572	$100,000.00
09/28/16	09/28/16	4fr064182	$20,000.00
10/07/16	10/07/16	13J089691	$401.63
10/10/16	10/11/16	6fr976730	$35.00
10/10/16	10/12/16	4FR081194	$4,352.40
10/20/16	10/20/16	4FR043392	$8,000.00
10/21/16	10/21/16	4fr733794	$35.00
10/26/16	10/27/16	4FR220818	$7,000.00
10/28/16	10/28/16	AP9540810	$1,502.28
10/28/16	10/28/16	4FR737746	$57.76
10/28/16	10/28/16	4FR063440	$75.00
10/28/16	10/28/16	10R113670	$197,136.31
10/28/16	10/28/16	6FR585838	$250.00
10/28/16	10/28/16	4FR737761	$197.07
11/03/16	11/03/16	4FR818785	$40.00
11/03/16	11/03/16	4FR818777	$40.00
11/03/16	11/03/16	4FR986137	$627.85
11/03/16	11/03/16	AP9541164	$199.18
11/03/16	11/03/16	AP9541164	$240,800.82
11/03/16	11/03/16	10R029058	$650.00
11/04/16	11/04/16	4FR657803	$610.16
11/04/16	11/04/16	4FR721815	$295.00
11/07/16	11/08/16	4FR841316	$600.00
11/14/16	11/14/16	Z29003631	$5,952.75
11/15/16	11/15/16	AP9540026	$158,300.42
11/15/16	11/15/16	10R116251	$124,106.80
11/22/16	11/22/16	4FR998306	$620,548.18
11/22/16	11/22/16	4FR998306	$246,738.91
11/28/16	11/30/16	6FR204430	$152.18
11/28/16	11/30/16	6FR249468	$375.14
11/28/16	11/30/16	13J067135	$5,500.00
11/28/16	11/30/16	4FR579692	$7,000.00
11/28/16	11/30/16	4FR199996	$24,000.00
12/01/16	12/01/16	4fr996318	$60,936.56
12/01/16	12/01/16	10R4117408	$5,992.58
12/07/16	12/07/16	13J153679	$5,275.00
12/09/16	12/09/16	4fr673602	$4,789.32
12/12/16	12/12/16	5FU004670	$45,000.00
12/15/16	12/15/16	4FR935746	$15,100.87

12/22/16	12/23/16	4FR230882	$1,000.00
12/22/16	12/23/16	13J155351	$500.00